Mail Stop 3010

June 11, 2009

VIA USMAIL and FAX (212) 696-9809

Ms. Kathryn Fagan
Chief Financial Officer and Treasurer
Annaly Capital Management, Inc.
1211 Avenue of the Americas, Suite 2902
New York, New York 10036

  Re: **Annaly Capital Management, Inc.**
        Form 10-K for the year ended December 31, 2008 filed February 26, 2009
        Definitive Proxy Statement filed April 16, 2009
        File No. 001-13447

Dear Ms. Kathryn Fagan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Financial Statements and Notes

Note 1 – Organization and Significant Accounting Policies, page F-7

1.   We note your disclosure that the fair value of repurchase agreements with maturities shorter than *one year* generally approximates cost as of December 31, 2008 due to the short term nature of these financial instruments. Please tell us how the current economic environment impacts your assessment for repurchase agreements with maturities closer to a year and the methods used to reach your fair value conclusions as required by paragraph 10 of SFAS 107. Further we note your disclosure that the estimated fair value of long term structured repurchase agreements is reflected in Footnote 7. Please clarify where in that footnote you include this disclosure.

Item 15 - Exhibits, Financial Statement Schedules, page 57

2.   In future filings, please file a list of your subsidiaries as an exhibit to your Form 10-K. Refer to Item 601(b)(21) of Regulation S-K for guidance.

DEFINITIVE PROXY STATEMENT FILED APRIL 16, 2009

Executive Compensation, page 19

Employment Agreements, page 22

3.   We note your disclosure that while your named executive officers have set base salary and bonus amounts in their respective employment agreements, the compensation committee may use their discretion to either increase or decrease those amounts.   Please disclose how the percentages were determined, the book value used to determine the set compensation, whether each of your executive officers received their set compensation for 2008 and to the extent that any executive officer did not receive the set compensation, please discuss what specific factors were considered that changed the executive officer's base salary and bonus amount. Provide similar disclosure in future filings and tell us what the revised disclosure would look like.

Summary Compensation Table, page 25

4.   We refer you to Securities Act Release 33-8732A (Aug. 29, 2006). The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. Please explain the reasons for the differences in the amounts of

compensation awarded to the named executive officers. For example, we note
that Mr. Farrell and Ms. Denahan-Norris received option grants that were
significantly higher than the amount received by the other named executive
officers.

Section 16(a) Beneficial Ownership Reporting Compliance, page 37

5.   We note that Messrs. Farrell, Green and Diamond were each late in filing a Form
4 during the fiscal year ended December 31, 2008. In future filings, please also
disclose the number of transactions that were not reported on a timely basis.
Please refer to Item 405(a)(2) of Regulation S-K for guidance.

***

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief